# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Li-Cycle Holdings Corp., CIK 0001828811
CUSIP: 50202P105
Title of class of securities: Common Shares without par value
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Date of event which requires filing of this statement: 01/31/2025
Amends the filing with accession number 0001140361-22-034542
Filed by CIK 0001521365
Persons authorized to receive notices and communications: Peter Wright, Glencore Canada Corporation, 100 King Street West, Suite 6900, Toronto, Ontario Canada (A6), M5X 1E3, (416) 775-1500

## Reporting persons
- Glencore plc (CIK 0001521365): type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 83,537,741; sole dispositive power 0; shared dispositive power 83,537,741; aggregate amount beneficially owned 83,537,741 (66.5% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore plc. For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 8.
- GLENCORE INTERNATIONAL AG: type of reporting person: corporation (CO), parent holding company or control person (HC); citizenship or place of organization: Switzerland (V8); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 83,537,741; sole dispositive power 0; shared dispositive power 83,537,741; aggregate amount beneficially owned 83,537,741 (66.5% of the class)
  Comment: For rows 8, 10, and 11, represents the amount beneficially owned by Glencore Canada Corporation, which is a wholly-owned indirect subsidiary of Glencore International AG. For row 13, see comment regarding row 13 to Glencore Canada Corporation's cover page of this Amendment No. 8.
- Glencore Canada Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Ontario Canada (A6); does not affirm membership in a group (box b); source of funds: working capital (WC), other (OO); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 83,537,741; sole dispositive power 0; shared dispositive power 83,537,741; aggregate amount beneficially owned 83,537,741 (66.5% of the class)
  Comment: For rows 8, 10, and 11, represents 83,530,318 Common Shares of Li-Cycle Holdings Corp (the "Issuer") that are issuable to Glencore Canada Corporation upon conversion of all of the outstanding secured and unsecured notes of the Issuer held by Glencore Canada Corporation, subject to adjustment and including accrued but unpaid interest through February 4, 2025, plus 7,423 Common Shares of the Issuer previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. For row 13, percent of Common Shares calculated based on 42,163,821 Common Shares of the Issuer outstanding as of January 30, 2025 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the number of Common Shares of the Issuer that are issuable to Glencore Canada Corporation as described in in the preceding sentence. See Item 5 of this Amendment No. 8 for more information.

## Item 1. Security and Issuer
Title of class of securities: Common Shares without par value
Name of issuer: Li-Cycle Holdings Corp.
Address of issuer's principal executive offices: 207 Queens Quay West, Suite 590, Toronto, Ontario Canada (A6), M5J 1A7
Comment:
EXPLANATORY NOTE

This Amendment No. 8 (this "Amendment No. 8") is being filed by the undersigned to amend and supplement the Schedule 13D originally filed with the U.S. Securities and Exchange Commission (the "SEC") on September 23, 2022 (as amended, from time to time, the "Schedule 13D") relating to the common shares, without par value (the "Common Shares"), of Li-Cycle Holdings Corp. (the "Issuer"). Capitalized terms used herein and not otherwise defined shall have the respective meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby supplemented as follows:

On January 31, 2025, the Issuer amended and restated the Senior Secured Convertible Note (the "A&R Senior Secured Convertible Note"), A&R Convertible Note No. 1 (the "Second A&R Convertible Note No. 1") and A&R Convertible Note No. 2 (the "Second A&R Convertible Note No. 2" and together with the Second A&R Convertible Note No. 1 and A&R Senior Secured Convertible Note, the "Glencore Notes"). Additionally, the Issuer, Glencore Canada Corporation, Glencore Ltd. and Glencore Canada Corporation, as collateral agent, entered into Amendment No. 1 to the New Note Purchase Agreement, as amended and restated (the "NPA Amendment"). Among other things, the amendments to the Glencore Notes and the NPA Amendment:

Entitle Glencore Canada Corporation (and any warrants issued in accordance with the Glencore Notes) to equivalent pro rata distributions made to common shareholders;

Entitle any warrants issued in accordance with the Glencore Notes to have the Issuer repurchase the warrants for cash upon a change of control, at the holder's election, based on a Black-Scholes lite valuation;

Entitle Glencore Canada Corporation (and any warrants issued in accordance with the Glencore Notes) to an economic anti-dilution adjustment, in addition to modification of the conversion or exchange price, as applicable, in the event of a reverse stock split or similar share combination;

Add provisions to the Glencore Notes (and any warrants issued in accordance with the Glencore Notes) that specify conversion or exchange price adjustments, as applicable, in connection with the future issuance by the Issuer of additional Common Shares or instruments exchangeable or convertible into Common Shares;

Add provisions to the Glencore Notes (and any warrants issued in accordance with the Glencore Notes) that provide for compensation in the event that the Company fails to timely deliver Common Shares upon conversion of the Glencore Notes or exercise of the related warrants, as applicable; and

Remove contractual transfer restrictions on the warrants issued in accordance with the Glencore Notes and the Common Shares underlying such warrants.

The conversion price for the A&R Senior Secured Convertible Note, Second A&R Convertible Note No. 1 and Second A&R Convertible Note No. 2 remains $3.02, $2.33, and $49.60, respectively, with each subject to future adjustments in accordance with the terms of the applicable notes.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and supplemented as follows:

The responses of the Reporting Persons to Rows (7) through (13) of the cover pages of this Amendment No. 8, as of February 4, 2025, are incorporated herein by reference.

As of such date, the Reporting Persons may be deemed to have shared power to vote, direct the vote, dispose of or direct the disposition of (and therefore beneficially own), an aggregate of 83,530,318 Common Shares issuable upon the conversion of the A&R Senior Secured Convertible Note, Second A&R Convertible Note No. 1 and Second A&R Convertible Note No. 2 directly owned by Glencore Canada Corporation, including accrued but unpaid interest through February 4, 2025, plus 7,423 Common Shares previously awarded to Mr. Kunal Sinha under the Issuer's 2021 Incentive Award Plan. This amount of Common Shares represents approximately 66.5% of the outstanding Common Shares and is calculated based on 42,163,821 Common Shares of the Issuer outstanding as of as of January 30, 2025 (such outstanding shares based on information provided to the Reporting Persons by the Issuer), plus the 83,530,318 Common Shares of the Issuer issuable to Glencore Canada Corporation upon conversion of the A&R Senior Secured Convertible Note, Second A&R Convertible Note No. 1 and Second A&R Convertible Note No. 2 directly owned by Glencore Canada Corporation including accrued but unpaid interest through February 4, 2025. Mr. Sinha is the Global Head of Recycling at the Glencore group and holds the securities reported herein for the benefit of the Reporting Persons, and will, after vesting, if applicable, transfer the securities directly to the Reporting Persons. As of the date hereof, the aggregate outstanding principal amount of the A&R Senior Secured Convertible Note, Second A&R Convertible Note No. 1 and Second A&R Convertible Note No. 2 is $81,573,643.75 (inclusive of PIK interest), $124,059,131.32 (inclusive of PIK interest) and $121,772,741.47 (inclusive of PIK interest), respectively.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(a) of this Amendment No. 8 is hereby incorporated herein by reference.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as otherwise disclosed in this Amendment No. 8 and the Schedule 13D, none of the Reporting Persons nor, to the Reporting Persons' knowledge, any of the Schedule I Persons, has effected any transaction during the past 60 days in, any Common Shares.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 8 is hereby incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 99.10 A&R Senior Secured Convertible Note, dated January 31, 2025 (incorporated by reference to Exhibit 4.1 of the Issuer's Form 8-K filed with the SEC on January 31, 2025)

Exhibit 99.11 Second A&R Convertible Note No. 1, dated January 31, 2025 (incorporated by reference to Exhibit 4.2 of the Issuer's Form 8-K filed with the SEC on January 31, 2025)

Exhibit 99.12 Second A&R Convertible Note No. 2, dated January 31, 2025 (incorporated by reference to Exhibit 4.3 of the Issuer's Form 8-K filed with the SEC on January 31, 2025)

Exhibit 99.13 NPA Amendment, dated January 31, 2025 (incorporated by reference to Exhibit 10.1 of the Issuer's Form 8-K filed with the SEC on January 31, 2025)

## Signatures
- Glencore plc: /s/ John Burton, John Burton/Company Secretary (02/04/2025)
- GLENCORE INTERNATIONAL AG: /s/ John Burton, John Burton/Attorney-in-fact (02/04/2025)
- Glencore Canada Corporation: /s/ John Burton, John Burton/Attorney-in-fact (02/04/2025)